April 30, 2019

Yu Huang
Chief Executive Officer
China Index Holdings Limited
Tower A, No. 20 Guogongzhuang Middle Street
Fengtai District
Beijing 100070, People's Republic of China

       Re: China Index Holdings Limited
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted April 16, 2019
           CIK No. 0001749797

Dear Ms. Huang:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Taxation, page 184

1. We note that the introductory paragraph references that the discussion of matters of PRC tax law represents the opinion of Jingtian & Gongcheng and that the discussion of matters of U.S. federal tax law represents the opinion of Crowe LLP. We also note that the form of legal memorandum of Jingtian & Gongcheng filed as Exhibit 8.2 and the form of opinion of Crowe LLP filed as Exhibit 8.3 are narrower in scope than the material tax consequences discussed in the respective tax sections of the prospectus and do not confirm that the prospectus disclosure represents the opinion of counsel. Please reconcile or
 Yu Huang
China Index Holdings Limited
April 30, 2019
Page 2
         advise. For guidance regarding long-form or short-form tax opinions, refer to Section
         III.B of Staff Legal Bulletin No. 19.
       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field,
Attorney-Advisor, at 202-551-3680 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.



                                                             Sincerely,
FirstName LastNameYu Huang
                                                             Division of
Corporation Finance
Comapany NameChina Index Holdings Limited
                                                             Office of
Information Technologies
April 30, 2019 Page 2                                        and Services
FirstName LastName